
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 17, 2008

Jeffrey F. O'Donnell
Chief Executive Officer
147 Keystone Drive
PhotoMedex, Inc.
Montgomeryville, Pennsylvania 18936

> **Re:** **PhotoMedex, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 2, 2008**
> **File No. 0-11635**

Dear Mr. O'Donnell:

We have completed our limited review of your preliminary proxy statement and have no further comments at this time. If you have any questions, please contact Tom Jones at 202-551-3602.

Sincerely,

Kevin Vaughn
Accounting Branch Chief